UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2021

Commission File Number: 001-38397

Farmmi, Inc.

(Registrant’s name)

Fl 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On August 11, 2021, Mr. Jun Zhou submitted his letter of resignation from his position as Chief Financial Officer (“CFO”) of the Registrant, effective immediately. Mr. Zhou confirmed that his resignation is purely personal and is not involved any disagreement with the Registrant.

On August 11, 2021, the Registrant’s board of directors approved the appointment of Mr. Wenhua Liu as the Registrant’s CFO, effective immediately.

Prior to being appointed as the Registrant’s CFO, Mr. Liu worked for Forasen Holding Group Co., Ltd. as the general manager of its finance department from March 2015. From October 2010 to February 2015, Mr. Liu was the financial director of Halumm (China) Co., Ltd. From August 2009 to September 2010, Mr. Liu served as the audit director at Zhejiang Boda Plastics Technology Co., Ltd. From April 2004 to June 2009, Mr. Liu was the Financial Director of Zhejiang Taizhou Hongda Textile Co., Ltd. Mr. Liu received his Bachelor Degree of accounting from Hunan University of Finance and Economics in 1995.

Summary of Employment Agreement

The employment agreement between Mr. Liu and the Registrant is effective August 11, 2021. Under the terms of Mr. Liu’s employment, Mr. Liu is entitled to the following:

•	Base compensation of RMB 300,000 per year; and

•	Reimbursement of reasonable expenses incurred by Mr. Liu.

Mr. Liu’s employment may be terminated at any time by either party upon presentation of 30 days’ prior notice or immediately for cause.

The foregoing is a summary of the material terms of the employment agreement and is qualified in its entirety by reference to the employment agreement.

Exhibits

Exhibit 10.1	Employment Agreement by and between Farmmi, Inc. and Wenhua Liu, dated as of August 11, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FARMMI, INC.

By:	/s/ Yefang Zhang
Name:	Yefang Zhang
Title:	Chief Executive Officer

Dated: August 11, 2021